UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended on June 30, 2006

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARE

     On August 11, 2006, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report which included information as to the Registrant's consolidated financial position and results of operations for the period ended on June 30, 2006. Attached is a summary of such consolidated financial information. The figures contained herein are expressed in constant Chilean pesos as of June 30, 2006 and as such, the figures for the period ended June 30, 2005 have been adjusted by the Chilean Consumer Price Index for the period of 3.7% . The amounts denominated in United States (US) dollars have been converted to Chilean pesos with the exchange rate effective on June 30, 2006 of 539.44 Chilean pesos per US dollar.

     The report filed with the SVS was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States.

     THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLE PRESENTATION OF, THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2006, FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

Consolidated Financial Statements as of June 30, 2006	3-7
Management's Analysis of Consolidated Financial Statements Results of AES Gener S.A. for the period ended June 30, 2006	8-18

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND FIGURES ARE IN CHILEAN PESOS (UNLESS OTHERWISE INDICATED).

     In this report, unless the context otherwise requires, the terms "AES Gener", "Gener", "the Company", "we", "us" and "our" refer to AES Gener S. A. and its subsidiaries on a consolidated basis.

AES Gener and Subsidiaries
Consolidated Balance Sheet as of June 30, 2005 and 2006

Amounts are in accordance with Chilean generally accepted accounting principles and expressed in constant Chilean pesos as of June 30, 2006, therefore, the values from the period ending June 30, 2005 have been adjusted by Chilean CPI for the period of 3.7% . Figures in US dollars have been converted with the corresponding exchange rate of June 30, 2006 of 539.44.

	Jun-06	Jun-05	Jun-06
Assets	Million Ch$	Million Ch$	Th US$

Current assets
Cash	9,963	4,006	18,469
Time deposits	25,850	17,154	47,919
Marketable securities	3,660	7,411	6,786
Accounts receivable	48,351	49,643	89,631
Documents receivable	-	0	-
Miscellaneous accounts receivable	3,941	5,008	7,306
Accounts and notes receivable from related compa	705	3,596	1,307
Inventories	20,520	20,924	38,039
Recoverable taxes	9,260	9,433	17,165
Prepayments	4,737	4,315	8,781
Deferred taxes	1,697	1,444	3,146
Other current assets	63,823	27,316	118,313
Total current assets	192,506	150,250	356,862
Property, Plant and Equipment			-
Land	8,436	8,591	15,639
Construction and infrastructure	739,488	760,681	1,370,843
Machinery and equipment	967,687	976,386	1,793,873
Other property, plant and equipment	8,597	8,568	15,937
Technical revaluation	39,792	39,976	73,766
Accumulated depreciation	(651,356)	(620,037)	(1,207,467)
Net property, plant and equipment	1,112,644	1,174,165	2,062,591
Other Non-Current Assets
Investment in related companies	108,611	108,181	201,340
Investment in other companies	17,074	18,360	31,651
Goodwill	4,347	4,893	8,057
Long-term accounts receivable	74	5,063	137
Long-term receivables from related companies	1,195	1,329	2,215
Intangibles	7,189	7,040	13,328
Accumulated amortization of intangibles	(5,439)	(4,962)	(10,082)
Other	43,399	52,158	80,452
Total other non-current assets	176,450	192,063	327,098

Total Assets	1,481,599	1,516,479	2,746,551

	Jun-06	Jun-05	Jun-06
Liabilities and Shareholders' Equity	Million Ch$	Million Ch$	Th US$

Current Liabilities
Short-term bank liabilities	-	-	-
Short-term portion of long-term bank liabilities	10,547	16,523	19,551
Short-term portion of bonds payable	11,259	46,371	20,871
Short-term portion of long-term liabilities	257	382	477
Dividends payable	51	136	95
Accounts payable	33,032	32,765	61,234
Miscellaneous accounts payable	9	3	17
Accounts and documents payable to related com	1,141	1,124	2,116
Provisions	6,811	6,077	12,626
Withholdings	1,680	3,112	3,114
Income taxes payable	4,618	7,091	8,561
Unearned income	277	1,824	514
Other current liabilities	1,021	1,066	1,893
Total current liabilities	70,703	116,473	131,067

Long -Term Liabilities
Long-term bank liabilities	99,691	86,799	184,804
Bonds payable	342,525	386,055	634,963
Documents payable	56	272	103
Provisions	13,478	15,311	24,985
Deferred long-term taxes payable	37,931	26,314	70,316
Other	12,780	15,428	23,692
Total long-term liabilities	506,461	530,179	938,864

Minority Interest	7,855	7,532	14,561

Shareholders' Equity
Paid-in capital	767,436	768,177	1,422,653
Technical revaluation reserve	8,442	7,682	15,649
Share premium	31,709	31,708	58,781
Other reserves	28,080	40,995	52,055
Retained earnings	60,914	13,733	112,921
Future dividends reserve	15,323	5,911	28,406
Acumulated earnings	2,823	2,761	5,233
Net income for the period	42,768	5,061	79,282
Interim dividends	-	-	-
Total shareholders' equity	896,581	862,294	1,662,059

Total Liabilities and Shareholders' Equity	1,481,599	1,516,479	2,746,551

AES Gener and Subsidiaries
Consolidated Income Statement as of June 30, 2005 and 2006

	Jun-06	Jun-05	Jun-06
Income Statement	Million Ch$	Million Ch$	Th US$

Operating results:
Operating revenue	232,107	243,869	430,274
Operating expense	(155,149)	(191,360)	(287,612)

Gross margin	76,958	52,509	142,663

Administration and sales costs	(10,858)	(10,344)	(20,129)

Operating income	66,099	42,166	122,533

Non-Operating results
Financial income	3,335	2,188	6,183
Equity share in net income of related companies	3,652	2,167	6,770
Other non-operating income	1,767	1,965	3,276
Equity share in of loss of related companies	(34)	(70)	(64)
Amortization of goodwill	(274)	(688)	(507)
Financial expense	(17,984)	(23,994)	(33,339)
Other non-operating expenses	(5,737)	(6,890)	(10,634)
Price-level restatement	(373)	132	(691)
Foreign exchange variation	4,757	243	8,819

Non-operating income (expense)	(10,890)	(24,946)	(20,187)

Income before income taxes and minority interes	55,210	17,220	102,346
Income taxes	(11,235)	(12,255)	(20,827)
Minority interest	(1,207)	97	(2,237)

Net income	42,768	5,061	79,282

AES Gener and Subsidiaries
Consolidated Cash Flow Statement as of June 30, 2005 and 2006

	From Jan 1, 2006	From Jan 1, 2005	From Jan 1, 2006
	to Jun 30, 2006	to Jun 30, 2005	to Jun 30, 2006
Consolidated Cash Flow Statement	Million Ch$	Million Ch$	Th US$

Cash flow from operating activities
Collection of accounts receivable	249,480	255,363	462,480
Financial income received	2,899	1,882	5,374
Dividends and other distributions received	1,285	586	2,382
Other income received	2,374	2,205	4,401
Payment to suppliers and personnel	(155,142)	(190,413)	(287,598)
Financial expenses	(17,296)	(29,988)	(32,064)
Payment of income taxes	(7,357)	(4,954)	(13,638)
Other expenses	(3,516)	(2,038)	(6,517)
VAT and others similar items paid	(13,038)	(11,024)	(24,169)

Net cash provided by operating activities	59,689	21,619	110,650

Cash flow from financing activities
Proceeds from issuance of shares	-	-	-
Borrowings from banks and others	30,411	8	56,375
Proceeds from issuance of bonds	-	-	-
Other	-	10	-
Dividends paid	(22,407)	(8,491)	(41,538)
Capital decrease	-	-	-
Payment of loans	(4,826)	(25,207)	(8,946)
Payment of bonds	(32,123)	(3,484)	(59,549)
Payment of loans from related companies	-	-	-
Payment of costs associated with issuance of sha	-	-	-
Payment of costs associated with issuance of bon	(517)	(162)	(959)
Others financing activities	(57)	(528)	(106)

Net cash used in financing activities	(29,520)	(37,855)	(54,724)

Cash Flow from investing activities
Sale of property, plant and equipment	244	163	452
Sale of permanent investments	10	-	19
Sale of other investments	-	-	-
Proceeds from loans to related companies	-	-	-
Other investing activities	13,786	3,304	25,556
Acquisition of fixed assets	(15,177)	(4,730)	(28,135)
Payment of capitalized interest	(915)	(36)	(1,697)
Permanent investments	(49)	(1,009)	(91)
Investment in financial instruments	(10,355)	-	(19,196)
Loans to related companies	-	-	-
Other investing activities	(149)	-	(276)

Net cash used in investing activities	(12,606)	(2,307)	(23,368)

Net decrease in cash and cash equivalent before	17,563	(18,543)	32,558
Price-level restatement of cash and cash equival	(868)	1,496	(1,609)
Net decrease in cash and cash equivalent	16,695	(17,047)	30,949
Cash and Cash equivalents at beginning of perio	75,357	70,832	139,695

Cash and cash equivalent at end of period	92,052	53,784	170,644

Reconciliation between Net Income for	From Jan 1, 2006	From Jan 1, 2005	From Jan 1, 2006
the Period and Net Cash Flow	to Jun 30, 2006	to Jun 30, 2005	to Jun 30, 2006
Provided by Operating Activities	Million Ch$	Million Ch$	Th US$

Net income	42,768	5,061	79,282

Sales of Assets	(238)	(161)	(440)
Gain on sales of property, plant and equipment	(238)	(161)	(440)
Gain on sales of investments	-	-	-
Loss on sales of investments	-	-	-
Gain on sales of others assets	-	-	-

Adjustments to reconcile net income to
net cash provided by operating activities	19,049	23,800	35,313
Depreciation	22,367	22,798	41,463
Amortization of intangibles	369	106	684
Provisions and write-offs	767	(368)	1,422
Participation in net income of related companies	(3,652)	(2,167)	(6,770)
Participation in net loss of related companies	34	70	64
Amortization of goodwill	274	688	507
Amortization of negative goodwill	-	-	-
Price-level restatement	373	(132)	691
Exchange difference	(4,757)	(243)	(8,819)
Other credits to income that do not represent cash flow	(93)	(335)	(172)
Other debits to income that do not represent cash flow	3,368	3,385	6,243

Change in operating assets	202	(25,629)	374
Increase in accounts receivable	2,344	(16,788)	4,345
Increase in inventories	(860)	(1,069)	(1,594)
Decrease in other assets	(1,282)	(7,772)	(2,377)

Change in operating liabilities	(3,299)	18,645	(6,116)
Increase (decrease) of accounts payable to related comp	(6,305)	18,529	(11,689)
Increase (decrease) of interest payable	(2)	(2,790)	(3)
Increase (decrease) net of income taxes payable	2,106	9,072	3,904
Increase in other accounts payable related to non-operati	36	79	68
Increase (decrease) of VAT and other similar payables	866	(6,246)	1,605

Minority interest in net income	1,207	(97)	2,237

Net cash provided by operating activities	59,689	21,619	110,650

Management’s Discussion & Analysis of AES Gener S.A.’s
Consolidated Financial Statements for the Year Ended June 30, 2006

The following section analyzes the Consolidated Financial Statements of AES Gener S.A. (“AES Gener”) for the semester ended June 30, 2006 and explains the principal variations compared to the same six month period ended June 30, 2005.

Below is a summary of the information contained in the financial statements. All figures are expressed in the equivalent in Chilean pesos as of June 30, 2006. Therefore, comparisons refer to real variations between this date and June 30, 2005.

The assets and liabilities of the company have been appraised and presented according to accounting standards and rules that are explained in the respective notes to the company’s financial statements.

I. Summary

For the six-month period ended June 30, 2006, the company registered net income of Ch$42,768 million, compared to net income of Ch$5,061 million for the same period in 2005. Operating income for the first half of 2006 was Ch$23,934 million higher than that recorded in the first six months of 2005, representing an increase of 57%. Non-operating losses decreased by Ch$14,056 million, which is equivalent to a 56% reduction.

II. Comparative Analysis and Explanation of the Principal Trends

a. Liquidity

		June	June
Liquidity		2006	2005

Current assets / Current liabilities	(times)	2.72	1.29
Adjusted liquidity ratio	(times)	0.54	0.25
(Current assets – Inventory) / Current liabilities	(times)	2.71	1.11

The liquidity ratio increased from 1.29 to 2.72 as the result of the combined effect of a significant increase in current assets, which rose by Ch$42,255 million, and an important decrease in current liabilities, which fell by Ch$45,770 million.

The adjusted liquidity ratio, which considers the ratio of cash, time deposits and marketable securities to current liabilities, increased as the result of an increase in time deposits. These totaled Ch$25,850 million as of June 30, 2006, compared to Ch$17,154 million as of June 31, 2005. The most significant factor in the increase in this ratio, however, resulted from the 39% drop in current liabilities which decreased from Ch$116,473 million at June 2005 to Ch$70,703 million at June 2006 principally as a result of the payment of AES Gener’s Yankee bond in the first quarter of 2006.

b. Debt

		June	June
Debt		2006	2005

Total liabilities / Equity	(times)	0.64	0.74
Current liabilities / Total liabilities	(times)	0.12	0.18
Long-term liabilities / Total liabilities	(times)	0.88	0.82
Current liabilities	(million pesos)	577,164	646,652
Interest expense coverage	(times)	4.07	1.72

The ratio between liabilities and equity decreased as a result of the drop in total liabilities, owing to the lower exchange rate for the period ended June 30, 2006, which reduced debt converted to Chilean pesos, and additionally due to scheduled amortizations in the period made by AES Gener, AES Chivor y Cía S.C.A. E.S.P. (Chivor), Norgener S.A (Norgener) and Sociedad Eléctrica Santiago S.A. (Eléctrica Santiago).

Current liabilities decreased by Ch$45,770 million, which can be explained principally by a decrease in the short-term portion of bonds payable, owing to the payment of AES Gener’s 2006 Yankee bond (U$54.7 million) redeemed in January 2006. Long-term liabilities decreased by Ch$23,718 million, owing to a reduction of Ch$43,530 million in bonds payable. This was due to the lower exchange rate which affected US dollar debt when expressed in pesos, and was reflected in the decrease of Ch$24,393 million in the case of the Gener 2014 bond and of Ch$10,367 million for the Chivor 2014 bond. Neither bond has recorded any amortizations, both are redeemable at maturity, and they are denominated in US dollars. In the case of the two bond series corresponding to Eléctrica Santiago, series B denominated in UF did not register any significant variation, while series A not only reflected a lower dollar exchange rate but was also affected by amortizations of US$11.5 million made during the 12 months to June 30, 2006. This decrease in bond obligations was partially offset by an increase of Ch$12,892 million in bank loans related to the second drawdown of the AES Gener syndicated loan in January 2006.

Interest coverage increased due to the significant improvement in operating income and lower interest expenses of approximately Ch$6,009 million. These lower expenses were the result both of lower debt levels and the refinancing of several obligations at more favorable interest rates. It should be noted that interest expenses corresponding to AES Gener and Chivor fell during the first semester of 2006 by Ch$2,773 million and Ch$2,508 million respectively, as compared to the same period in 2005. These decreases were due to the more favorable conditions for refinanced loans during the last quarter of 2005.

c. Activity

		June	June
Capital		2008	2005

Shareholders equity	(million pesos)	896,581	862,294
Net property, plant and equipment	(million pesos)	1,112,644	1,174,165
Total assets	(million pesos)	1,481,599	1,516,479

d. Results

		June	June
Results		2006	2005

Operating revenue	(million pesos)	232,107	243,869
Operating costs	(million pesos)	(155,149)	(191,360)
Operating income	(million pesos)	66,099	42,166
Interest expense	(million pesos)	(17,984)	(23,994)
Non-operating income	(million pesos)	(10,890)	(24,946)
R.A.I.I.D.A.I.E. (1)	(million pesos)	51,101	19,104
Operational E.B.I.T.D.A. (2)	(million pesos)	88,466	64,963
Profit (loss) in the period	(million pesos)	42,768	5,061
(1)	Results before taxes, interest expenses, depreciation, amortization and extraordinary items.
(2)	Operating income plus depreciation for the period.

Operating Revenue

In the first half of 2006 AES Gener’s consolidated operating revenue totaled Ch$232,107 million, which represents a decrease of 4.8% over the amount of Ch$243,869 million recorded in the same period of 2005.

Revenue from regulated customers in the SIC, principally Chilectra S.A. and Chilquinta S.A., increased by Ch$15,485 million with respect to the first six months of 2005, principally as a result of the higher node price which was introduced in June 2005 as part of the enactment of Short Law II. Additionally, sales to distribution companies without contracts made in accordance with Ministerial Resolution No. 88 (RM 88) rose by Ch$4,453 million. However, these increases were offset by lower sales to other customers in Chile. Other contractual sales decreased by Ch$22,726 million as a result of lower prices and contract expirations. Revenue from subsidiary Chivor in Colombia also decreased by Ch$7,878 million.

The contribution to total sales in the distinct markets in which the AES Gener group participates was: SIC 55%, SING 17%, Colombia 19% and fuel sales and other revenue, 6%.

The physical sales of electric energy in GWh were as follows as of June 30, 2006 and 2005:

	June 2006		June 2005

SIC	3,678	43%	3,830	45%
SING	1,597	19%	3,192	17%
Colombia	3,204	38%	1,464	38%

Total	8,479	100%	8,486	100%

Central Interconnected Grid (SIC)

Physical sales of energy in the SIC decreased by 4%, from 3,830 GWh to 3,678 GWh. This decrease is explained by a reduction in sales to unregulated customers, which on a consolidated basis fell from 583 GWh in the first half of 2005 to 225 GWh in the first six months of 2006, principally due to the expiration of Sociedad Eléctrica Santiago S.A.’s (Eléctrica Santiago) contracts with unregulated customers during 2005. An increase in sales to regulated customers of 72 GWh, sales under RM 88 of 54 GWh and sales to the CDEC-SIC of 81 GWh partially offset this reduction.

Revenue from the sale of electric energy and capacity in the SIC during the first half of 2006 totaled Ch$128,637 million, which was Ch$7,622 million higher than the figure of Ch$121,014 million recorded in the same period in 2005. This variation is explained by an increase of Ch$10,256 million in energy sales between the first six months of 2005 and 2006. Energy sales in the first half of 2005 totaled Ch$91,624 million, compared to Ch$101,880 million at the close of the first semester of 2006. Revenue from capacity sales decreased by Ch$2,633 million from Ch$29,390 to Ch$26,757 million between the first half of 2005 and 2006, respectively, as a result the lower quantity sold after the expiration of certain unregulated contracts.

Greater Northern Interconnected Grid (SING)

Physical sales of electric energy in the SING increased by 133 GWh, mainly related to higher sales to the CDEC-SIC. These increased from 437GWh in the first half of 2005 to 520 GWh in the same period in 2006. Sales to unregulated customers also increased, from 1,027 GWh for the six month period ended June 30, 2005 to 1,078 GWh during the same period in 2006.

Revenue generated by the activities of AES Gener, through the TermoAndes S.A.’s (TermoAndes) Salta plant, and Norgener S.A. (Norgener) in the SING, decreased by Ch$8,379 million, from Ch$53,014 million during the first half of 2005 to Ch$44,665 million during the same period in 2006. This variation was primarily due to a Ch$4,107 decrease in revenue from energy sales at a lower average price. Furthermore, revenue from capacity sales decreased by Ch$4,243 million, owing principally to the capacity reconciliation payments which were recorded as revenue in 2005.

Colombia

Chivor’s revenue decreased by Ch$7,878 million, from Ch$52,253 million in the six month period ended June 30, 2005 to Ch$44,375 million in the same period in 2006. This was the result of lower spot market sales of Ch$5,539 million and lower frequency regulation sales of Ch$4,810 million, partially offset by higher revenue from contract sales of Ch$2,470 million. Physical sales in the first six months of 2006 decreased by 12 GWh with respect to the same period in the previous year, principally due to lower contract sales.

Other Revenue

Other revenue decreased by 18%, from Ch$17,587 million to Ch$14,430 million. This reduction is principally explained by lower revenue from coal sales which decreased by Ch$2,201 million, in addition to lower income from consulting services and steam which fell by Ch$785 million and Ch$170 million, respectively.

Operating Costs

The composition of fixed and variable operating costs within total operating costs at the end of the first half 2005 and 2006 is shown in the following table:

	(millions of Ch$)

Operating Costs	June 2006%		June 2005%

Variable operating costs	122,269	79%	157,991	83%
Fixed operating costs	32,881	21%	33,369	17%

TOTAL	155,149	100%	191,360	100%

Operating costs in the first six months of 2006 totaled Ch$155,179, which was 19% lower than in the same period in 2005. This was due principally to the decrease in costs associated with fuel consumption, which can be explained by lower dispatch of the company’s thermoelectric plants with higher variable costs.

Variable Costs

Variable costs showed a significant decrease of Ch$35,722 due to two main factors: the lower cost of Ch$26,233 million associated with fuel consumption and lower energy purchases of Ch$10,938 million.

Total generation by AES Gener (thermoelectric and hydroelectric) and its subsidiaries in the SIC and SING was 4,714 GWh during the first half of 2006, compared to 4,606 GWh in 2005. Thermoelectric generation by AES Gener and its subsidiaries during the first semester of both years was similar, with production of 3,822 GWh in 2006 and 3,849 GWh as in 2005. In the SIC, generation by AES Gener and its subsidiaries totaled 3,033 GWh during the first semester of 2006 and 3,036 GWh for the same period in 2005. AES Gener’s thermal coal plants, in particular the Ventanas Plant, generated an additional 21 GWh during the first semester of 2006, while production from Eléctrica Santiago was 143 GWh lower than during the same period in 2005, due to gas supply restrictions during the second quarter of 2006. The snow melting volume during the first few months of the year, combined with higher temperatures in the mountain areas during the winter months of the first half of 2006, resulted in an increase in hydroelectric generation from AES Gener’s run-of-river plants located near Santiago. Hydroelectric generation from these plants totaled 892 GWh between January and June 2006, compared with 757 GWh during the first semester of 2005.

In the SING there was an increase in generation from Norgener of 137 GWh related to the gas supply restrictions which affected the natural gas-fired plants in the SING, as well as a reduction of 26 GWh in generation from TermoAndes.

Chile

The cost of energy purchases in Chile decreased by Ch$4,593 million. In the SIC, purchases decreased by Ch$2,903 million, explained by a reduction of 22% in the average marginal cost which reflected higher reservoir levels during the first half of 2006. Additionally, energy purchases decreased by 152 GWh associated with the expiration of Eléctrica Santiago’s contracts. In the SING, energy purchase costs decreased by Ch$1,690 million, principally as a result of higher generation by Norgener.

The cost of capacity purchases in Chile increased by Ch$1,377 million. In the SIC, capacity purchases increased by Ch$2,570 million and in the SING, capacity purchases decreased by Ch$1,194 million. Both of these variations are primarily related to capacity reconciliation payments from 2005.

The decrease of Ch$26,161 million in other costs from the electricity business in Chile is principally related to fuel consumption lower costs of Ch$26,233 million during the first half of 2006 as compared to the same period in 2005. This reduction is associated with the lower price of coal utilized by AES Gener and Norgener’s plants. Furthermore, Eléctrica Santiago recorded lower gas and petroleum diesel consumption as a result of the use of less substitution contracts and lower generation with diesel oil during the first six months of 2006. This savings was partially offset by higher transmission tolls and other business costs.

Colombia

In Colombia, variable operating costs decreased by Ch$6,346 million, due mainly to lower reconciliation costs of Ch$4,395 million in the Colombian system. Additionally, spot energy purchases decreased by Ch$1,951 million as a result of higher production by Chivor and a lower spot price.

Fixed Costs

Fixed costs decreased by Ch$489 million, from Ch$33,369 million during the first half of 2005 to Ch$32,881 million during the same period in 2006. This was primarily due to a decrease of Ch$431 million in depreciation and Ch$58 million in fixed energy production costs.

Sales and Administration Expenses

Sales and administration expenses increased by 5%, from Ch$10,344 million in the first half of 2005 to Ch$10,858 during the same period in 2006. This was due principally to the increase in salaries and related benefits which increased by Ch$607 million.

Operating Income

Consolidated operating income increased by 57%, equal to Ch$23,934 million, from Ch$42,166 million during the six month period ended June 30, 2005 to Ch$66,099 million for the same period in 2006. The gross margin increased by 47%, rising from Ch$52,509 million as of June 30, 2005 to Ch$76,958 in the same period in 2006. The main factors contributing to the increase in operating income include lower fuel consumption and energy purchase costs and an increase in sales to regulated customers.

Non-Operating Income

Non-operating revenue

	June	June
Non-Operating Revenue (Million Ch$)	2006	2005

Interest income	3,335	2,188
Other non-operating income	1,767	1,965

Total non-operating revenue	5,103	4,153

Non-operating income increased a result of an increase of Ch$1,147 million in interest income. This was the result of higher income from time deposits, given the company’s higher average cash on hand.

Non-Operating Expenses

	June	June
Non-Operating Expenses ((Million Ch$)	2006	2005

Financial expenses	17,984	23,994
Other non-operating expenses	5,737	6,890

Total non-operating expenses	23,721	30,884

Non-operating expenses decreased by Ch$7,163 million as of June 30, 2006, due both to lower interest expense and lower other non-operating expenses. The lower interest expense reflects the reduction in the company’s debt as a result of scheduled amortizations corresponding to Eléctrica Santiago, Chivor and Norgener. Also contributing to this decrease in interest expense was the fact that some loans were renegotiated with more favorable conditions, as in the case of the payment of obligations initially related to TermoAndes, AES Gener’s Yankee bond and Chivor’s syndicated loan.

Investment in Related Companies

	June	June
Investment in Related Companies (Million Ch$)	2006	2005

Income from investment in related companies	3,652	2,167
Loss from investment in related companies	(34)	(70)
Amortization of goodwill	(274)	(688)

Total income (loss) from investment in related companies	3,344	1,409

The increase of Ch$1,935 million in income from related companies is due principally to the change in the functional currency used by the equity-method investee Empresa Eléctrica Guacolda S.A. (Guacolda). During the first semester of 2006 the company changed its functional currency from Chilean pesos to U.S. dollars which resulted in an increase of approximately Ch$1,600 million in the contribution from this company.

Minority Interest

Minority interest provided a negative contribution of Ch$1,207 million to the income statement for the six month period ended June 30, 2006, explained by the reversal of a loss by subsidiary Eléctrica Santiago recorded as of June 30, 2005. AES Gener has 90% participation in this subsidiary.

Price-Level Restatement and Foreign Exchange Differentials

The price-level restatement resulted in a loss of Ch$373 million, compared to a gain of Ch$132 million obtained during the six-month period ended June 30, 2005.

Foreign exchange differences improved to a positive contribution of Ch$4,515 in the first half of 2006 due to the change in Guacolda’s functional currency and the effect of Technical Bulletin No. 64 of the Chilean Accountants’ Association on accounting records for foreign investments.

Income Tax

Lower income tax expenses were due principally to an increase in tax losses in Colombia, which were partially offset by the improved results from AES Gener and its subsidiaries in Chile.

Net Income

Net income for the first six months of 2006 totaled Ch$42,768 million, substantially higher than the Ch$5,601 million recorded during the first half of 2005. This improvement was principally the result of the increase of Ch$23,934 million in operating income, related primarily to the significant reduction in fuel consumption costs, and to the Ch$14,056 million improvement in non-operating income, principally associated with lower interest expenses.

e. Yield

		June	June
Yield		2006	2005

Return on assets (1)	(%)	2.85	0.32
Return on equity (1)	(%)	4.86	0.58
Return on operating assets (2)	(%)	5.78	3.43
Net income per share (3)	(pesos)	6.70	0.79
Return on dividends (4)	(%)	4.0%	6.6%
1)	Return on assets and on equity is calculated using the cumulative net income for each period.
2)	The operating assets included in this index include total property, plant and equipment.
3)	Net income per share was calculated as of June for each year on the basis of the number of paid-in shares on each date.
4)	Includes dividends paid in the last 12 months, divided by the market share price as of period end.

Return on assets and return on equity increased considerably given the improved net income in the first half of 2006. Return on operating assets reflects the 57% improvement in operating income.

The lower return on dividends is related to the increase of approximately 42% in AES Gener’s stock price from Ch$92/share as of June 30, 2005 to Ch$131/share as of June 30, 2006.

III. Analysis of differences between book, market and/or economic values of principal assets

In the balance sheet a significant increase of Ch$42,255 million in current assets can be observed, due to the increase of Ch$36,507 million in other current assets, associated with the increase in repurchase agreements in Chilean currency. These increased from Ch$11,051 million at the end of the first semester 2005 to Ch$53,316 million at the end of the same period in 2006. Another important variation in current assets was the increase in time deposits, which rose by Ch$8.696 over the 12 month period.

Net fixed assets decreased as a result of accumulated depreciation and also due to a lower construction and infrastructure amount on the balance sheet. This can be explained by the fact that fixed assets held abroad are recorded in US dollars at historical values, in accordance with Technical Bulletin No. 64 of the Chilean Accountants Association. In this way, assets corresponding to Gener Argentina (TermoAndes and InterAndes) and to Colombia (Chivor) are reflected on the Balance Sheet in dollars at historical values and are then converted into pesos at the closing US dollar exchange rate established for the financial statements for the period ended June 30, 2006. The closing US dollar exchange rate for June 2006 was Ch$539.44 while at June 30, 2005 it was Ch$579.00.

Other assets decreased by Ch$15,613 million, and the principal variation corresponded to a decrease of Ch$8,759 million in the “others” category due mainly to the amortization of deferred expenses from the bond placements. This amount decreased by Ch$6,238 over the twelve month period to June 2006.

The assets of the company are appraised according to generally accepted accounting principles in Chile and instructions issued by the Superintendency of Securities and Insurance, reflected in Note 2 of the Financial Statements. Based on current conditions, AES Gener’s management estimates that the economic value of TermoAndes and InterAndes is currently lower than the respective book values. The principal reasons relate to the significant amount of excess capacity in the northern Chilean grid and the dispatch limitations imposed by the CDEC-SING. However, in both cases, there is no evidence that the operations of these companies will not produce sufficient revenue on a permanent basis to cover all costs, including the depreciation of fixed assets. Under these circumstances, and in accordance with paragraph 25 of Technical Bulletin No. 33 and paragraph 47 of Technical Bulletin No. 64, no adjustments have been made to the book value of these assets.

IV. Analysis of the major variations during the period in the company’s business markets, the competition it faces and its relative share

Market

AES Gener does business principally in two large interconnected electric systems in Chile, the Sistema Interconectado Central, Central Interconnected Grid or SIC, that runs from south of Region II to Region X, and the Sistema Interconectado del Norte Grande, Greater Northern Interconnected Grid or SING, that encompasses Region I and part of Region II.

SIC: During the twelve-months ended June 30, 2006, electricity sales in the SIC increased by 6.1% compared with growth of 4.2% for the same period in 2005. Average monthly sales in the first six months of 2006 were 3,154 GWh compared with average monthly consumption of 2,973 GWh for the same period in 2005. The average marginal cost in US dollars during the first half of 2006 was 60.7 mills/kWh compared to 77.6 mills/kWh for the same period in the previous year. This decrease in the marginal cost was mainly the result of higher hydrological resources during 2006 as compared to the drier conditions during the same period in 2005.

SING: During the twelve-months ended June 30, 2006, electricity sales in the SING grew by 3.7%, compared to an increase of 5.0% during the same period in 2005. Average monthly sales during the first six months of 2006 were 980 GWh compared to average monthly consumption of 945 GWh in the same period in 2005. The average marginal cost during the reporting period was 31.6 mills/kWh, which was higher than the average marginal cost of 28.4 mills/kWh registered in the first half of 2005.

Colombia: Chivor is one of the principal electric generators in the Colombian interconnected electric grid, the Sistema Interconectado Nacional or the SIN. During the twelve-months ended June 30, 2006, electricity demand in the SIN increased by 3.4% . The average spot price in Colombian pesos decreased from approximately Col$30.2 mills/kWh during the first half of 2005 to Col$27.3 mills/kWh in the same period in 2006.

Competition and relative share

During the first six months of 2006, generation from AES Gener’s plants in the SIC, including Guacolda totaled 4,262 GWh, which was 130 GWh higher than the contribution of 4,132 GWh made during the same period of 2005. During the first half of 2006 the AES Gener group of companies, including Guacolda, contributed 22% of the total electricity generation in the SIC, equal to the same contribution made during the first six months of 2005.

In the SING, the net generation of the system increased by 3.9% and the contribution from the AES Gener companies (Norgener and TermoAndes) was 27% during both the first six months of 2005 and 2006.

In Colombia, during the first half of 2006 generation from Chivor represented 9.3% of the total electricity demand in Colombia, approximately 1% higher than in the previous year. Net generation from Chivor during the first six months of 2006 was 2,290 GWh, significantly higher than in the same period in 2005 (1,985 GWh), as a result of better hydrological conditions.

V. Description and analysis of the principal components of the net cash flow from operating, investment and financing activities in the period

Total net cash flow as of June 30, 2006 was Ch$17,563 million, while at June 30, 2005 there was a negative cash flow of Ch$18,543 million. The difference of Ch$36,106 between the two periods was due mainly to a significant improvement in the cash flows from business operations.

Operating activities generated a positive cash flow of Ch$59,689 million during the first semester of 2006, Ch$38,070 million higher than for the same period in 2005. This difference is principally explained by a decrease of Ch$35,271 million in outflows corresponding to the payment of suppliers, which was due to the lower consumption of fuel and purchases of energy.

Financing activities generated a negative cash flow of Ch$29,520 million as of June 30, 2006 compared to a negative cash flow of Ch$37,855 million for the same period in 2005. During the first semester the AES Gener Yankee bond was redeemed, as reflected in the increase of Ch$28,639 million in bond obligations during this period. Nevertheless, this figure was practically offset by the increase in loans totaling Ch$30,410 million corresponding to the second drawdown from the syndicated loan signed in October 2005. Owing to higher amortizations during the first semester of 2005, there was a decrease of Ch$20,381 million in the payment of loans during the first six months of 2006. This factor was partially offset by an increase of Ch$13,916 million in dividends paid out during 2006.

There was a decrease of $10,298 million in the generation of cash flows from investment activities during the first six months of 2006 when compared to 2005. This corresponds to a significant increase in additions to fixed assets which totaled Ch$15,177 million as of June 30, 2006 compared to only Ch$4,730 million at the same period in 2005. This increase was related to the investment in the Los Vientos 120 MW turbine which is being constructed in Region V and which will initiate commercial operations during the second semester of this year.

VI. Market Risk Analysis

Electricity Market Risks

Hydrology: The hydrological conditions that exist during any given year may affect AES Gener’s operating results, given that hydrology is a key factor in determining plant dispatch levels and prices in the SIC.

Tariff setting: A large part of the AES Gener’s revenue is related to the node price that is set by authorities every six months. In Chile, the principal components of the formula used in node price-setting are expressed in U.S. dollars. This creates a natural hedge against the effect of fluctuations in the exchange rate between the U.S. dollar and the Chilean peso.

Fuel price: Given that AES Gener has a mix of principally thermoelectric generation facilities, variations in the price of fuels such as coal, natural gas and diesel oil may result in a change in the company’s cost composition.

Electricity regulation: In June 2005, the following modifications were made to electricity regulations in Chile: (1) the unregulated price collar that is used to compare the theoretical price to the average unregulated price was modified from 5% to 30%, (2) public bid processes for regulated contracts are to be held by distribution companies, for supply requirements initiating after December 2009, (3) voluntary demand management, and (4) compensation for losses incurred by generators as a result of the obligation to sell to distribution companies without contracts at the node price.

Natural gas supply: Since March 2004 to the present, the Argentine government has issued certain resolutions and rules by which gas producers are instructed to inject additional volumes of gas into the Argentine market. The decision of gas producers – based on their interpretation of these resolutions and rules – has had an adverse effect on gas exports from Argentina to Chile. In effect, the producers have at certain times agreed to restrict and/or suspend gas exports to Chile in order to be able to inject additional volumes of gas into the Argentine market. Gas supply restrictions have a negative impact on the company’s operating margins.

Interest Rate and Exchange Rate

The company has coverage policies for exchange rate and interest rate risks. Management continually evaluates alternatives to determine the convenience of entering into hedges to minimize these risks.

As of June 30, 2006, approximately 91% of AES Gener’s long-term credit agreements were stipulated at a fixed rate and 9% at a variable rate. AES Gener’s US$130 million syndicated credit agreement has an associated interest rate swap. Chivor’s loan in Colombian pesos accrues interest based on Colombian CPI plus a spread. At the close of these financial statements, interest rate exposure comes from credit agreements executed by Chivor and Norgener.

As of June 30, 2006, approximately 89.3% of AES Gener’s long-term debt accruing interest was exposed to the variation in the exchange rate between the U.S. dollar and Chilean peso. Of the remaining debt, 4.3% was denominated in Chilean Unidades de Fomento or UF (Eléctrica Santiago’s bonds) and 6.4% in Colombian pesos (Chivor’s local credit agreement).

The composition of foreign currency corresponding to operating income and expenses as of June 30 of each year is as follows:

Item	Currency	2006	2005
		%	%

Operating Income	US Dollar (1)	99	99
	UF and indexed Chilean pesos	-	-
	Chilean pesos (not indexed)	1	1

Operating Expense	US Dollar	91	93
	UF and indexed Chilean pesos	7	5
	Chilean pesos (not indexed)	2	2
(1)	Includes revenue from node price contracts in Chile which are indexed every six months to the exchange rate between the U.S. dollar and Chilean peso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2006

AES GENER S.A. (Registrant)

By:	/S/ FERNANDO ESCRICH
Name: Fernando Escrich Title: Chief Financial Officer